Exhibit 99.1

Jaguar Provides Update on 4.5% Convertible Notes Interest Payment

TSX: JAG

TORONTO, Dec. 3, 2013 /CNW/ - As previously announced, Jaguar Mining Inc. ("Jaguar" or the "Company") elected to defer the payment of semi-annual interest on its 4.5% Convertible Notes due 2014 (the "2014 Notes") on November 1, 2013 (the "Deferred Interest"). The deferral enables Jaguar to continue to direct a maximum amount of cash towards its operational and business improvements and to continue to pursue its proposed recapitalization transaction, which was announced on November 13, 2013 (the "Recapitalization").

The indenture, dated September 15, 2009 (the "Indenture") among the Company, The Bank of New York Mellon, as trustee (the "Trustee"), and BNY Trust Company of Canada, as co-trustee (the "Co-trustee"), governing the 2014 Notes provides for a 30-day grace period for payment of the Deferred Interest, which 30-day grace period lapsed on December 2, 2013 without payment of the Deferred Interest and, as a result, an event of default under the Indenture has occurred.

The Indenture makes certain remedies available upon the occurrence of such an event of default, including the right for either (i) the Trustee and the Co-trustee; or (ii) the holders of not less than 25% of the aggregate principal amount of 2014 Notes to declare the principal amount plus accrued and unpaid interest on the 2014 Notes immediately due and payable by notice in writing to Jaguar.

This event of default under the Indenture could result in other creditors of the Company, including Jaguar's senior secured lender, asserting that certain cross-defaults have occurred under their respective credit documents.

Holders of 2014 Notes, who hold approximately 93% of the total outstanding 2014 Notes, have agreed pursuant to a support agreement with the Company not to support any holder of 2014 Notes in taking any enforcement action in respect of the 2014 Notes and to provide the trustee and the co-trustee of the 2014 Notes with any directions, requests or consents as may reasonably be required to prevent or restrain any such enforcement action.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the implementation of the Recapitalization and the Company's future financial condition.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.  These risks, uncertainties and other factors relating to Jaguar include, but are not limited to, our level of indebtedness and the continued deferral of the interest payment on the 2014 Notes; the implementation and impact of the Recapitalization; our ability to generate sufficient cash flow from operations or obtain adequate financing to fund our capital expenditures and meet working capital needs; the volatility of our stock price, and the ability of our common stock to remain listed and traded on the TSX; our ability to maintain relationships with suppliers, customers, employees, stockholders and other third parties in light of our current liquidity situation; the volatility of gold prices; a continuation of depressed gold prices; regulatory and environmental risks associated with exploration, drilling and production activities; the adverse effects of changes in applicable tax, mining and environmental and other regulatory legislation; the risks of conducting operations in Brazil and the impact of pricing differentials, fluctuations in foreign currency exchange rates and political developments on the financial results of our operations.  The results, estimates, events or other forward-looking information predicted in any Forward-Looking Statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect Jaguar's business, or if Jaguar's estimates or assumptions turn out to be inaccurate.  The implementation of the Recapitalization is subject to a number of conditions and other risks and uncertainties including, without limitation, court and any required regulatory approvals (including stock exchange approvals). Accordingly, there can be no assurance that the Recapitalization will occur, or that it will occur on the terms and conditions contemplated. The Recapitalization could be modified, restructured or terminated.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 09:19e 03-DEC-13